[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


December 4, 2008


EDGAR


U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I ("Registrant")
         File Nos. 333-110390 and 811-08664 (Registration Statement) Series ID No. C000030221; CIK No. 0000927730
         Request for Withdrawal of Registration Statement

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Jackson National Life Insurance Company ("Jackson") and Jackson National Separate Account - I (the "Registrant") hereby request the withdrawal of their Registration Statement on Form N-4 for the Perspective Rewards Fixed and Variable Annuity, initially filed with the U.S. Securities and Exchange Commission on November 12, 2003 (Accession No. 0000933691-03-000233)(CIK No. 0000927730), and any and all amendments and definitive filings associated with it.

Jackson and the Registrant sold no securities in connection with the offering and no longer contemplate offering the securities this registration statement concerns. Please note that this request for withdrawal is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please call me at (517) 367-3835 if you have any questions concerning this filing. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel